Exhibit 99.1

SaverOne Signs Sales & Marketing Agreement with US-based TOJ Jax Targeting Major US Trucking Fleets

Led by fleet industry veterans Steven Silverman and Richard Sisisky, TOJ brings decades of trucking and logistics experience, along with access to some of the largest fleets in the United States

Petah Tikvah, Israel, July 08, 2025 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in developing transportation safety solutions, is pleased to announce the signing of a new sales and marketing agreement with TOJ Jax LLC, a Florida-based firm with deep experience with trucking and logistics fleets.

Under the agreement, TOJ Jax will offer SaverOne’s in-cabin mobile distraction prevention systems to large commercial fleets. TOJ Jax will have exclusivity in the United States with large fleet operators of over 500 vehicles and the agreement includes aggressive annual sales targets. Leveraging decades of industry experience and strong connections with leading fleet operators, TOJ Jax will help drive US sales and market penetration of SaverOne’s system among major US fleets.

This new partnership marks a strong strategic step for SaverOne’s US growth plans, providing access to major fleet customers with thousands of vehicles.

Ori Gilboa, CEO of SaverOne, commented, “Partnering with TOJ Jax is key in furthering our expansion into the US market. Their team brings unmatched experience in the trucking and logistics space, along with direct relationships with many of the largest fleets in the country. We believe this agreement has the potential to generate meaningful sales and strengthen SaverOne’s presence across the U.S. transportation industry.”

Stephen Silverman, CEO of TOJ Jax LLC commented, “We are excited to collaborate with SaverOne as their exclusive sales agent to large fleet operators in the United States. SaverOne’s solutions will undoubtedly help fleet operators to significantly cut their risks of accidents and thus, lower insurance costs which are a major concern and cost driver of the transportation industry.”

About TOJ Jax

TOJ Jax LLC is a leading Florida-based agency focused on the trucking and logistics fleet space, managed by Stephen Silverman and Richard Sisisky.

Stephen Silverman has been in the transportation industry since 1970 and since 1992 has been consulting with owners and management of some of the largest trucking operations in North America. These companies included Swift, NFI, MS Carriers, Heartland Express, Armellini Industries & Boyd Brothers. Richard has an extensive career in managing complex logistic operations as well as selling unique, integrated technology solutions to a range of industries.

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver’s area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulations, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that save lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers and pedestrians; SaverOne’s ability to protect its patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s intention to advance its technologies and commercialization efforts in the United States; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft
+1 212 378 8040
saverone@ekgir.com

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